Deluxe Corporation 3680 Victoria St. N. Shoreview, MN 55126-2966 P.O. Box 64235 St. Paul, MN 55164-0235

October 15, 2010

Ms. Lauren Nguyen
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Deluxe Corporation
Form 10-K
Filed February 19, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 11, 2010
File No. 001-07945

Dear Ms. Nguyen:

This letter contains our response to the comments received from the Staff contained in your letter dated September 30, 2010 (the “Comment Letter”). The Staff’s comments in the Comment Letter have been reproduced here in italics, and are followed immediately by our responses.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 24

Competitive Market Review, page 26

1.  We note your response to our prior comment 2. Please provide us with the analysis for your conclusion that you do not benchmark to any of the three compensation surveys appearing in your proxy statement. Refer to Item 402(b)(2)(xiv) of Regulation S-K. However, to the extent that you benchmark against the surveys or similarly situated companies for your retirement program, please confirm that you will identify the companies. If you do not benchmark against the surveys or similarly situated companies for your retirement program, please confirm that you will revise your future filings to clarify this fact.

We indicated in our response dated September 24, 2010 (the “initial response”) that “it is questionable whether our use of these surveys constitutes ‘benchmarking’ in the context of Item 402(b)(2)(xiv) of Regulation S-K” because of the limited interpretive guidance available in this area. Based on Question 118.05 of the Staff’s Compliance & Disclosure Interpretations under Regulation S-K (the “CD&Is”), however, it appears that our use of the referenced survey data does not constitute benchmarking in this context.

As interpreted by the Staff in Question 118.05 of the CD&Is, the term “benchmarking” does not include situations “in which a company reviews or considers a broad-based third-party survey . . .  to obtain a general understanding of current compensation practices.”  The three surveys referenced in our proxy statement are all broad-based third-party surveys published by companies in the compensation consulting industry as a general service to their clients and other interested parties, and data is available for purchase by the general public regardless of participation in the surveys.

In working with Towers Watson, Deluxe Corporation plays no role in selecting the companies from which data are compiled, nor do the Towers Watson consultants engaged by our Compensation Committee. Participating companies submit pay information for incumbents in positions that correspond to predefined position descriptions, and also include organization information such as revenues. For example, a participant submits corporate revenues for corporate-level positions and sector/business unit revenues for sector/business unit positions. Survey information is consolidated into the database and, to protect the confidentiality of individual company data, the data is stripped of company-specific identifiers and reported by position rather than by company. In other words, once the information is submitted into the database it cannot be linked back to any particular company and appears merely as data points within the database, such that our Compensation Committee has no visibility to the companies participating in the surveys.

As to how this data is used by our Compensation Committee, for each of our executive positions, the Towers Watson consultants screened the compensation databases for the most similar position content. Given that the reporting companies vary widely in size, Towers Watson then adjusted for size (i.e., revenues) using regression analysis. Applying this methodology, one can statistically predict the level of compensation that a company of a given size in revenues would pay for a given job. Therefore, rather than using any specific peer group data to establish the compensation paid to our executives, our Compensation Committee uses the information derived from these broad-based surveys through regression analysis as a general data point in assessing the reasonableness of the Company’s compensation practices. As a result, we believe our use of these surveys falls within the category of non-benchmarking uses contemplated by the Staff in Question 118.05 of the CD&Is.

With respect to the benchmarking of retirement programs, we indicated in our initial response that we do not consider any such benchmarking to be material to our executive compensation decisions, given that our executives participate in the same retirement programs broadly available to our other employees. In other words, we do not consider our executives’ participation in these broad-based programs to be a material element of executive compensation for Item 402(b) purposes, and merely included a discussion of these programs (see page 31 of our proxy statement) for the sake of completeness in addressing all elements of our executives’ compensation. Based on our position that participation in these broad-based retirement programs is not a material element of executive compensation, any benchmarking in which we engage relative to these retirement programs is not subject to the disclosure requirements of Item 402(b).

2.  In addition, because it appears that your compensation consultant participated in the preparation of at least two of the three surveys, please explain to us: (1) the role of your compensation consultant in the preparation of the surveys and (2) the reason why it is impossible to list the companies surveyed. We note that the surveys contain data which is derived from individual companies.

(1)  Prior to the January 4, 2010 merger of Towers Perrin and Watson Wyatt Worldwide, forming Towers Watson, the Towers Perrin Compensation Databank produced the Executive Compensation Survey referenced in our proxy statement, and Watson Wyatt Data Services produced the Top Compensation Survey. With the merger of these firms, the two referenced data warehouses have been renamed Towers Watson CDB and Towers Watson Data Services. These two independently managed data warehouses continue to operate in the same manner as they operated prior to the merger. Both survey data providers solicit, collect, review and consolidate a wide range of compensation and benefit data. Participation in both surveys is open to organizations of all sizes, across all industries, both public and private.

The Towers Watson consultants engaged by our Compensation Committee, who utilize the data collected in these surveys to provide competitive compensation trends and estimates, have no involvement in the creation or execution of the data collection methodology, consolidation and reporting process.

(2)  To protect the confidentiality of individual company data, once collected and reviewed for accuracy the data in these databases is stripped of company-specific identifiers and reported by position rather than by company. In other words, once the information is submitted into the database, it cannot be linked back to any particular company and appears merely as data points within the database. A list of survey participants obtained from either data warehouse would simply be a list of all the companies that have submitted any information to the database, and cannot be narrowed to those companies that have submitted data for a particular position. It is not possible to obtain reported pay information with respect to select company participants for specific positions. The same applies to Mercer’s Executive Compensation Survey, which is used by our Towers Watson consultants as a third source of compensation data. While a complete list of all survey participants numbering in the thousands technically is available, that list would include a far greater number of companies than those which actually provided data for any particular position, and thus would not be useful to shareholders or other readers of our proxy statement.  Indeed, disclosing a list of survey participants that includes companies which did not provide any information in the relevant data fields would risk misleading readers as to the relevance of the companies on that list.

While disclosure of the thousands of companies participating in these broad-based surveys may not technically be “impossible,” our position in not disclosing such an extensive list is based not on the impossibility of the task, but on the requirements of Item 402(b)(2). As indicated in our initial response letter and our response to Comment 1 above, the identity of the individual companies in these surveys is not relevant to the Compensation Committee’s decision-making, nor is the Committee even aware of the identity of the companies in these surveys. As a result, even if our use of this survey information were to be deemed benchmarking for purposes of Item 402(b)(2)(xiv) – which we do not believe is the case for the reasons articulated above in response to Comment 1 – the identity of the individual companies participating in the surveys is not material to our executive compensation decisions and therefore need not be disclosed.

Notwithstanding the foregoing, and in order to fully resolve the Staff’s comments, we will clarify in future filings the manner in which our Compensation Committee and its consultants utilize these broad-based surveys, including the fact that our Compensation Committee does not have visibility to the identity of the individual companies participating in those surveys.

We hope this letter responds adequately to the Staff’s comments. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

If you have any further comments or concerns, please contact me at (651) 483-7390 or Anthony C. Scarfone, Senior Vice President, General Counsel and Secretary, at (651) 483-7122. Thank you for your time and consideration.

Sincerely,

/s/ Lee Schram
Lee Schram
Chief Executive Officer